UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 1-7134

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:_________________________________

READ ATTACHED INSTRUCTIONS SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant Mercury Air Group, Inc.

Former name if applicable _______________________________________________________________

Address of principal executive office (Street and number)

5456 McConnell Avenue

City, state and zip code Los Angeles, CA 90066

PART II
Rules 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

     The Registrant needs additional time to reconcile certain financial accounts due to a change in accounting personnel. Registrant believes the Form 10-Q will be filed within the time allowed by this extension.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Kent Rosenthal	(310)	577-8771

(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒          No ☐

     (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐          No ☒

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

Mercury Air Group, Inc.

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2005	By:	/s/ Joseph A. Czyzyk
		Name:	Joseph A. Czyzyk
		Title:	Chief Executive Officer

	By:	/s/ Kent Rosenthal
		Name:	Kent Rosenthal
		Title:	Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

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